SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Amendment No. 2)

Tender Offer Statement under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

FBR & CO.

(Name of Issuer)

FBR & CO. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $0.001 Par Value

(Title of Class of Securities)

30247C301

30247C202

30247C103

(CUSIP Number of Class of Securities)

William J. Ginivan

Executive Vice President and General Counsel

1001 Nineteenth Street North

Arlington, VA 22209

(703) 312-9500

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Nicholas G. Demmo, Esq.

Edwin J. Foster, Jr, Esq.

Wachtell, Lipton, Rosen, & Katz LLP

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$16,500,000	$1,915.65

*	Calculated solely for the purpose of determining the amount of the filing fee. Pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, the Transaction Value was calculated assuming that 6,000,000 outstanding shares of Common Stock, par value $0.001, are being purchased at the maximum possible tender offer price of $2.75 per share.
**	The amount of filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,915.65

Form of Registration No.: Schedule TO, and Schedule TO-I/A

Filing Party: FBR & Co.

Date Filed: August 2, 2011, and August 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

Explanatory Note

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (“SEC”) on August 2, 2011 and amended by Amendment No. 1 filed with the SEC on August 15, 2011 (as amended, the “Schedule TO”) by FBR & Co., a Virginia corporation (“FBR” or the “Company”). The Schedule TO relates to the tender offer by FBR to purchase up to 6,000,000 shares of its common stock, $0.001 par value per share (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price per Share of not less than $2.55 nor more than $2.75, without interest. FBR’s offer is being made upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated August 16, 2011 (the “Amended Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(vi), and in the related Amended Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(vii) (which, as amended or supplemented from time to time, collectively constitute the “Amended Offer”). The information contained in the Amended Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Item 1. Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” in the Amended Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the issuer is FBR & Co. The address and telephone number of FBR & Co. is set forth under Item 3.

(b) The information set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

FBR is the filing person. The address of FBR’s principal executive office is 1001 Nineteenth Street North, Arlington, Virginia. FBR’s telephone number is (703) 312-9500. The information set forth in the Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Reference is made to the information set forth in the Amended Offer to Purchase under the following headings, with such information being incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”);

•	Section 3 (“Procedures for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”);

•	Section 13 (“United States Federal Income Tax Consequences”); and

•	Section 14 (“Extension of the Tender Offer; Termination; Amendment”).

(b) Reference is made to the information set forth in the Amended Offer to Purchase under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c) Reference is made to the information set forth under Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) in the Amended Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b) and (d) Reference is made to the information set forth under Section 9 (“Source and Amount of Funds”) in the Amended Offer to Purchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) and (b) Reference is made to the information set forth under Section 11 (“Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Amended Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth under Section 15 (“Fees and Expenses”) in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 12. Exhibits.

Item 12 Exhibit Index of the Schedule TO is hereby amended to add the following exhibits to the exhibit index:

(a)(1)(vi)	Amended and Restated Offer to Purchase, dated August 16, 2011.

(a)(1)(vii)	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)	Amended Notice of Guaranteed Delivery.

(a)(1)(ix)	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 16, 2011.

(a)1)(x)	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 16, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FBR & CO.

By:	/s/ Bradley J. Wright
Name:	Bradley J. Wright
Title:	Executive Vice President and Chief Financial Officer

Dated: August 16, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase dated August 2, 2011.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(1)(v)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 2, 2011.

(a)(1)(vi)**	Amended and Restated Offer to Purchase, dated August 16, 2011.

(a)(1)(vii)**	Amended Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)**	Amended Notice of Guaranteed Delivery.

(a)(1)(ix)**	Amended Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 16, 2011.

(a)1)(x)**	Amended Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 15, 2011.

(a)(5)(ii)*	Press Release dated August 2, 2011, announcing commencement of the Tender Offer.

(a)(5)(iii)*	Press Release dated August 16, 2011, announcing revised Tender Offer.

(d)(1)(i)	Form of Amended and Restated Voting Agreement, dated as of May 20, 2009, between Friedman, Billings, Ramsey Group, Inc., FBR TRS Holdings, Inc., FBR Capital Markets Corporation, Forest Holdings LLC and Forest Holdings (ERISA) LLC (incorporated by reference to Exhibit 4.4 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(ii)	2006 Long-Term Incentive Plan (as Amended and Restated Effective June 3, 2010) (incorporated by reference to Exhibit 10(i) to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010.)

(d)(1)(iii)	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(iv)	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.3 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(v)	Professional Services Agreement, dated as of July 20, 2006, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description

(d)(1)(vi)	Amendment No. 2 to Professional Services Agreement, dated June 14, 2010, between the Registrant and Crestview Advisors, L.L.C. (incorporated by reference to Exhibit 10.9 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(vii)	Form of Subscription Agreement with respect to the Registrant’s Director Stock Purchase Plan (incorporated by reference to Exhibit 10.10 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(viii)	2007 Employee Stock Purchase Plan, amended as of April 23, 2007 (incorporated by reference from Amendment No. 1 to the Registrant’s Registration Statement on Form S-1/A (Registration No. 333-141987), filed with the Commission on May 10, 2007).

(d)(1)(ix)	Description of the Registrant’s 2008 Incentive Compensation Program (incorporated by reference to Exhibit 10.13 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(x)	Retention Incentive Agreement, dated April 30, 2008, by and between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.14 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xi)	Form of Amendment to Original 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.16 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xii)	Form of August 2008 Performance RSU Award Agreement (incorporated by reference to Exhibit 10.17 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiii)	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xiv)	Retirement Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.20 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xv)	Director Agreement between the Registrant and Eric F. Billings, dated December 21, 2008 (incorporated by reference to Exhibit 10.21 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvi)	Form of LTIP RSU Award Agreement (incorporated by reference to Exhibit 10.28 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xvii)	RSU Award Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.29 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

(d)(1)(xviii)	Stock Option Agreement, dated February 9, 2010, between the Registrant and Richard J. Hendrix (incorporated by reference to Exhibit 10.30 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

Exhibit Number	Description

(d)(1)(xix)	FBR Capital Markets Corporation 2010 Partner Leveraged Stock Purchase Program, as amended and restated (incorporated by reference to Exhibit 10.31 to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010).

*	Previously filed as exhibits to the initial Schedule TO filed on August 2, 2011.
**	Filed herewith.